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Exhibit (a)(5)(F)

Synopsys Terminates Merger Agreement with Monolithic System Technology, Inc. (MOSYS)

MOUNTAIN VIEW, Calif., April 16, 2004—Synopsys, Inc. (Nasdaq: SNPS) today announced that, effective Friday, April 16, 2004, it exercised its right to terminate its merger agreement dated February 23, 2004 with Monolithic System Technology, Inc. (MoSys) (Nasdaq: MOSY) pursuant to the termination provisions of the merger agreement. In accordance with the terms of the merger agreement, Synopsys paid MoSys a $10 million termination fee. Mountain Acquisition Sub, Inc., a wholly owned subsidiary of Synopsys, accepted no shares of MoSys common stock for payment in the tender offer that had been commenced pursuant to the merger agreement.

About Synopsys

Synopsys, Inc. (Nasdaq: SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading IC design and verification platforms, and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at www.synopsys.com.

Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

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  Exhibit (a)(5)(F)